UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2005

Commission File No. 0-30148

PHOTOCHANNEL NETWORKS INC.
(Translation of registrant's name into English)

506 - 425 Carrall Street, Vancouver, British Columbia V6B 6E3 Canada
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -

Contact:
Michelle Manoff Rubenstein PR 212-843-8051	Kyle Hall PhotoChannel Networks Inc. 604-893-8955 ext 293
mmanoff@rubensteinpr.com	khall@photochannel.com

FORMER CEO OF CORBIS JOINS PHOTOCHANNEL BOARD

VANCOUVER, BC - March 29, 2005 - PhotoChannel Networks Inc. (TSX-V: PNI and OTCBB: PHCHF), the global leader in digital imaging network technology, is pleased to announce that Doug Rowan, former CEO of Corbis, a private company wholly owned by Microsoft Chairman Bill Gates and one of the world s largest resources of visual information - a comprehensive digital archive of art and photography from public and private collections around the globe, has been elected to its Board of Directors.

Upon his election to the Board, Mr. Rowan remarked "I am very enthusiastic to be joining the Board of Directors at this time. PhotoChannel is very well positioned with its technology, existing customer base and opportunity for exponential growth. Revolutionary changes are happening within this industry so I am very pleased to be here at this exciting time.

Peter Fitzgerald, Chairman and CEO, commented that I am very pleased PhotoChannel has been able to attract an individual of Mr. Rowan s caliber. He has enjoyed a very distinguished career and will be of great value to the Company. Doug s vast understanding of digital imaging and content, along with his knowledge of today s industry and photofinishing retailers reinforces PhotoChannel s commitment to leading advancements within digital photofinishing solutions.

Currently, Mr. Rowan is President and CEO at Imaging Solutions, a Seattle based consulting services company founded in 1997. Prior to this, he was President and CEO of Corbis. At Corbis, Mr. Rowan oversaw the acquisition of the Bettmann Archive, established the Corbis brand, and migrated the Corbis business from off-line CD-ROMs to the current Corbis Web-based business model. Mr. Rowan began his career in the computer industry with IBM where over a 22-year career he served in numerous management positions in sales and marketing. He also worked for several technology companies, including as President of AXS, a pioneer company in establishing rights to digital content. Mr. Rowan earned his undergraduate degree in electrical engineering from Cornell University, where he also received an MBA in business administration.

About PhotoChannel
Founded in 1995, PhotoChannel has created and manages the open standard PhotoChannel Network environment. The PhotoChannel system is currently utilized by major photofinishing retailers and wireless carriers to provide their consumers with online image printing and picture messaging services. There are more than 8,000 retail locations worldwide accepting print orders from the PhotoChannel system.
For more information on the Company visit: www.photochannel.com.

Investor Information:  (866) 345-0115

WARNING: The TSX Venture Exchange has neither approved nor disapproved the information contained in this release. The Company relies upon litigation protection for "forward-looking" statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHOTOCHANNEL NETWORKS INC.

Date: March 29, 2005.

"Robert Chisholm"
Robert Chisholm, CFO